UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K (this “Current Report”) is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732, No. 333-289855 and No. 333-298172) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On August 10, 2026, the Company filed an automatic shelf registration statement on Form F-3ASR (File No. 333-298172) (the “Registration Statement”) with the Securities and Exchange Commission, which became effective automatically upon filing.

On the same date, the Company filed a prospectus supplement (the “Prospectus Supplement”) under the Registration Statement to register the offer, sale and issuance of up to an aggregate of US$1,000,000,000 of the Class A ordinary shares (the “Shares”) under the Securities Act of 1933, as amended. The Shares are offered under the ATM program established in accordance with the At Market Issuance Sales Agreement (as amended and supplemented, the “Sales Agreement”; the program under the Sales Agreement, the “ATM program”) dated January 3, 2025 by and among the Company and Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, Benchmark, StoneX Company, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (the “sales agents”).

The full text of the Sales Agreement was filed as Exhibit 1.1 to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on January 3, 2025.

A copy of the opinion of Ogier, Cayman counsel to the Company, relating to the validity of the Shares to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

COLOCATION LEASE AND SERVICES AGREEMENT

On August 4, 2026, the Company announced its entry into a data center lease agreement and a data center services agreement (collectively, as amended, the “colocation lease and services agreement” or the “agreement”) through its subsidiary, Tydal Data Center AS (“TDC”) with Volta Tydal AS (“Volta” or “Tenant”). The announcement has been furnished on a current report on Form 6-K with the U.S. Securities and Exchange Commission. The key transaction terms are outlined below:

Contract Economics

●	Total contract value: Approximately $4.7 billion over the initial 16-year base term; Tenant has a no fee termination right at 10 years

●	Tenant’s renewal option: 8-year extension increases potential total contract value to approximately $8.0 billion over 24 years

●	Modified gross lease: 16-year average rate of approximately $202/kW/month total; electricity costs fully reimbursed by tenant

●	Revenue per IT megawatts (MW): Expected average annual revenue of $2.4 million per IT MW over 16 years

●	NOI margin: Estimated NOI Margin of approximately 90%

●	Escalators: 3% annual increases on both lease and services agreement

Capacity, Delivery & Expansion

●	TDC will deliver 121 IT MW of contracted critical load, supported by an estimated 133 gross MW of capacity, at the Tydal, Norway campus

●	Two equal-sized phases across 4 data halls: Phase 1 target commencement December 31, 2026; Phase 2 target commencement March 31, 2027

Credit Support & Other

●	Institutional-grade Credit Support: Volta’s obligations are anticipated to be backed by Letters of Credit arranged by affiliates of J.P. Morgan and another top-tier global financial institution, totaling approximately $1.3 billion and subject to customary conditions. Company has the right to terminate the agreement if Volta fails to meet certain milestones relating to the credit backstop.

●	Company affiliates retain 100% ownership of the Tydal, Norway campus

●	No Company equity securities or warrants were issued as part of this transaction

●	Capex: Remaining capex of approximately $500 million (approximately $4.0 million per IT MW for 121 MW of critical IT power)

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Report are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “continue,” “become,” “develop,” or the negative of these terms or other comparable terminology.

Forward-looking statements in this Report include, without limitation, statements regarding the colocation lease and services agreement and its expected financial terms, capacity delivery and commissioning timelines, lease structure and unit economics, credit support arrangements, future construction and expansion plans, capital raising intentions, regulatory applications, and the Company’s broader strategy as a global AI infrastructure platform.

These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which it operates, and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement. These risks and uncertainties include, but are not limited to: the Company’s ability to complete construction and commissioning of the Tydal campus on the anticipated timeline and within the estimated capital expenditure budget; the ability of Volta, and of its customers and business partners, to satisfy their obligations under the lease and services agreement; whether the contemplated credit support arrangements are entered into on the terms currently anticipated, or at all, and the effectiveness and adequacy of any such arrangements; the availability and cost of power, equipment and construction services in Norway; risks associated with the deployment and performance of NVIDIA GPU infrastructure; changes in demand for AI and high-performance computing services; the Company’s ability to access the capital markets and raise financing on acceptable terms, and the dilutive effect of any equity issuances; competition in the data center colocation and AI infrastructure markets; volatility in the price of Bitcoin and in hash price, and the effect of digital asset fair value changes on the Company’s reported results; macroeconomic conditions, including fluctuations in interest rates, currency exchange rates and energy costs; geopolitical risks and changes in laws and regulations applicable to the Company’s operations in Norway, Singapore and other jurisdictions; and the other risks and uncertainties described under “Item 3. Key Information, D. Risk Factors” in the Company’s most recent Annual Report on Form 20-F and in the Company’s subsequent reports furnished to the U.S. Securities and Exchange Commission on Form 6-K, which are available at www.sec.gov and on the Company’s investor relations website.

These forward-looking statements speak only as of the date of this Report. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements.

EXHIBITS

Exhibit No.	Description
5.1	Opinion of Ogier relating to the Class A ordinary shares

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chairman of the Board and Chief Executive Officer

Date: August 10, 2026

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